
03029860

NORTHERN ORION
RESOURCES INC

Suite 1400, 570 Granville Street, Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

September 4, 2003

VIA FEDEX

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL


SEC MAIL PROCESSING
RECEIVED
SEP - 5 2003
WASH. D.C. 188 SECTION

Attention: Mary Cascio

Dear Sirs/Mesdames:

Re: **NORTHERN ORION RESOURCES INC.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3153
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be made public to the laws of British Columbia and the Policies of the Toronto Stock Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,


PROCESSED
SEP 11 2003
THOMSON
FINANCIAL

Shannon Ross

Shannon M. Ross
Chief Financial Officer
for **NORTHERN ORION RESOURCES INC.**

Encl.

9/9

United States SEC filing
September 4, 2003

Northern Orion Resources Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART 1 – Documents required to be Made Pulic pursuant to the laws of the Province of British Columbia and the Toronto Stock Exchange in connection with:

A. Correspondence with Securities Commissions

1. Second Quarter Report with Management Discussion and Analysis for financial periods ended March 31, 2003 and June 30, 2003
2. Unaudited Consolidated Financial Statements for six-month period ended June 30, 2003 and 2002
3. Confirmation of mailing

B. Press Releases

1. Northern Orion Announces Listing of Warrants - dated August 6, 2003



NORTHERN ORION
RESOURCES INC.

Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9

Wednesday, August 6th, 2003 **NEWS RELEASE** NNO – TSX

NORTHERN ORION ANNOUNCES LISTING OF WARRANTS

Northern Orion Resources Inc. (the "Company") is pleased to announce that the 40,520,155 common share purchase warrants issued as part of the 810,403,101 previously issued special warrants (pre consolidation) of the Company will commence trading on the Toronto Stock Exchange under the symbol **NNO.WT** on Thursday, August 7th 2003. Each whole warrant will be exercisable to purchase one common share at a price of Cdn.$2.00 until May 29, 2008.

The special warrants were sold on a private placement basis to fund Northern Orion's equity portion of the recently completed Alumbrera acquisition by a syndicate of investment dealers co-led by Griffiths McBurney & Partners and BMO Nesbitt Burns Inc. and including Canaccord Capital Corporation, Yorkton Securities Inc., Pacific International Securities Inc., Salman Partners Inc. and McFarlane Gordon Inc.

Northern Orion is a mid-tier copper and gold producer with significant projected cash flow. With its low operating costs and mature operation, Alumbrera should provide cash flow to the Company over the next ten years which could be applied to bringing Agua Rica into production without further equity dilution at current commodity prices.

"David Cohen"
David Cohen, President and CEO

For more information contact:

INVESTOR RELATIONS
Vanguard Shareholder Solutions Inc.
Tel: (604) 608-0824
Email: ir@vanguardsolutions.ca

David Cohen, President and CEO
info@northernorion.com



NORTHERN ORION

RESOURCES INC.

SECOND QUARTER REPORT

JUNE 30, 2003

NORTHERN ORION RESOURCES INC.
SECOND QUARTER REPORT
JUNE 30, 2003
(IN THOUSANDS OF DOLLARS UNLESS OTHERWISE STATED)

In the second quarter of 2003, Northern Orion successfully completed two transactions: the acquisition of a 12.5% indirect interest in the Bajo de la Alumbrera copper-gold mine ("Alumbrera") in Argentina and the acquisition and consolidation of the remaining 72% of the Agua Rica property, 34 km from Alumbrera.

In June 2003 the Company completed a name change from Northern Orion Explorations Ltd., to Northern Orion Resources Inc. ("Northern Orion") in conjunction with a share consolidation. The Company's shares were consolidated on a ten old for one new share basis, resulting in approximately 22,860,092 post-consolidated common shares issued and outstanding. The Company's share capital was increased to 700,000,000 common shares subsequent to the reverse consolidation.

During the first quarter of fiscal 2003, Northern Orion completed a private placement of 4[1] million units priced at $1.00 ($1.15 for non arms-length parties), for gross proceeds of approximately $4,100. Each unit is comprised of one common share and one warrant exercisable to acquire one additional common share for two years at a price of $1.30. A financing fee of 6% was paid to an arms-length party pursuant to a financing agreement, which has since been terminated.

On April 3, 2003, Northern Orion entered into an agreement with Wheaton River Minerals Ltd. ("Wheaton River") to jointly acquire a 25% interest in the Alumbrera copper-gold mine in Argentina from Rio Algom Limited ("Rio Algom"), a wholly owned subsidiary of BHP Billiton Inc. ("BHP Billiton"). Of the total purchase price, Rio Algom deferred payment of US$50,000 until May 30, 2005, with the deferred amount bearing interest at LIBOR plus 2%. In addition, Rio Algom also agreed to defer payment of up to US$5,000 by the Company, such amount bearing interest at LIBOR plus 5%. Pursuant to a cash distribution from Alumbrera in June, Northern Orion utilized US$3,600 of the balance available for deferral, after a cash distribution was received from Alumbrera of US$1,400 which was applied to the acquisition. Pursuant to this transaction, Northern Orion and Wheaton River have each acquired from Rio Algom a net 12.5% indirect interest in Alumbrera. This acquisition moves Northern Orion directly into the intermediate tier of copper and gold producers and should provide cash flow to the Company for over eight years. The closing of the transaction on June 24, 2003, allows Northern Orion to accelerate its evaluation and development of the Agua Rica deposit, which is adjacent to Alumbrera.

During the second quarter of fiscal 2003, Northern Orion completed a special warrants financing of 81,040,310 special warrants. On July 25, 2003, a final prospectus qualified the distribution of 81,040,310 common shares and 40,520,155 listed common share purchase warrants. Each whole warrant entitles the holder thereof to acquire one common share in the capital of the Company at a price of $2.00 per share until May 29, 2008. The special warrant private placement financing undertaken by Northern Orion to successfully fund the Alumbrera transaction was underwritten by a syndicate of investment dealers co-led by Griffiths McBurney & Partners and BMO Nesbitt Burns Inc. and including Canaccord Capital Corporation, Yorkton Securities Inc., Salman Partners Inc., Pacific International Securities Inc. and McFarlane Gordon Inc. The special

[1]All references to share capital will be in post consolidation figures unless otherwise noted.

(IN THOUSANDS OF DOLLARS UNLESS OTHERWISE STATED)

warrants were issued at $0.13 (pre-consolidation) per special warrant for aggregate gross proceeds of approximately $105,300.

Proceeds of the private placement were used to fund the Alumbrera acquisition. Northern Orion paid for underwriting, legal, accounting and other professional advisory services totalling $9,336, for net proceeds of $96,016. Pursuant to the special warrants financing, the Company was required to qualify the securities underlying the special warrants by filing and obtaining a receipt for a prospectus on or before the 90th day following closing, failing which it is subject to a 10% penalty payable in securities of the Company. The Company received a final receipt for the prospectus on July 25, 2003, which allowed for trading to commence in the common shares issued pursuant to the prospectus. In addition, trading in the warrants commenced on August 7, 2003, on the Toronto Stock Exchange under the symbol NNO.WT.

To facilitate due diligence and expedite the acquisition of Alumbrera, Northern Orion reimbursed Wheaton River for US$1,000 of Wheaton River's costs for the due diligence conducted by Wheaton River on its earlier acquisition of an initial 25% interest in the Alumbrera project. Wheaton River made available all of its technical, legal and commercial due diligence on the Alumbrera project, which was completed in March 2003 and Northern Orion updated the information to the time of the acquisition.

For several years Northern Orion has been primarily engaged in the development of its main mineral properties – Agua Rica in Argentina and Mantua in Cuba. Financial constraints on Northern Orion for the past four years had necessitated a significant reduction in the scale of all corporate activities. The completion of the Alumbrera acquisition and the special warrants financing provides Northern Orion with the working capital to initiate further work on the Agua Rica property and review other opportunities for possible accretive acquisition.

PROJECT UPDATES

Bajo de la Alumbrera

The Alumbrera Mine is a large-scale open pit gold-copper mine located in northwest Argentina at an elevation of 1,600 metres above sea level. It is located 34 kilometres west of Northern Orion's Agua Rica project. The Alumbrera Mine processes ore through conventional crushing, grinding, sulphide flotation and gravity gold circuits. Originally designed for throughput of 80,000 tonnes per day, the mine produced 600,000 ounces of gold and 162,000 tonnes of copper in 2000 and approximately 580,000 ounces of gold and 170,000 tonnes of copper in 2001. Expansion programs completed in 2001 increased throughput to 100,000 tonnes per day and increased annual production to approximately 760,000 ounces of gold and 200,000 tonnes of copper in 2002. Alumbrera is one of the lowest cost producers of copper in the world, net of gold credits.

Agua Rica

The Agua Rica project was operated as a joint venture between BHP Billiton and Northern Orion until the acquisition of the remaining 72% interest on May 8, 2003, and was the Company's primary asset until the acquisition of Alumbrera. Agua Rica is a world-class copper-gold-molybdenum porphyry deposit covering an area of about 13.5

(IN THOUSANDS OF DOLLARS UNLESS OTHERWISE STATED)

square kilometres and is located in Catamarca Province, Argentina. The project is about 34 kilometres east of the Alumbrera copper-gold mine.

As of December 31, 2002, the Company's interest in the project was approximately 28%. In February 2003, the Company agreed to acquire the remaining 72% interest in the Agua Rica project it did not previously hold from BHP Billiton.

The 2002/2003 work program, which is now the responsibility of Northern Orion, is almost complete, and a work program for the 2003/2004 year is being initiated. To June 30, 2003, Northern Orion has funded $327 in exploration since it acquired 100% of the Agua Rica property.

The Company's share of the work program (including management fees to the operator) in fiscal year 2002 was approximately US$303 (2001 - US$545), but was not paid by the Company and contributed to a dilution of its interest in the Agua Rica project. Due to the continued weak world copper price in 2002, activities at Agua Rica continued on a reduced scale from previous years. The 2001/2002 program built on the work performed in completing the initial feasibility study, which was issued in November 1997. The findings of this study indicated that a large low-cost mine could be developed that would have attractive returns on capital invested. The capital requirement to develop an open pit mine and concentrator at Agua Rica is estimated to be US$623,000.

A US$3,000 convertible credit facility ("Loan") provided by Endeavour Mining Capital Corp. ("Endeavour Mining") was used to fund a portion of the initial payment made to BHP Billiton. The Loan is for a term of six months and bears interest at 10% per annum. The Loan may be converted at the option of Endeavour Mining prior to November 8, 2003, into common shares of the Company at a conversion price per share of $2.00, or if the amount outstanding is not paid by such date, at a conversion price per share of $1.75 to May 8, 2004. The Loan has an initial maturity date of November 8 2003. The Company is entitled to extend the term of the Loan to May 8, 2004, upon payment of an extension fee of US$150, in cash or common shares of the Company. If the extension fee is paid in common shares that are subject to a hold period the amount of the fee is US$225. Pursuant to the credit agreement, the Company is required to establish a sinking fund whereby certain proceeds of future equity financings or asset dispositions are required to be deposited. Endeavour Mining, at its election, may draw on such sinking fund to reduce any amounts outstanding under the credit agreement. Endeavour Mining received commitment and drawdown fees totalling US$150 in cash and 300,000 share purchase warrants exercisable to acquire one common share of the Company for two years from the date of issue at $1.50 per share. On completion of the special warrants financing and the acquisition of Alumbrera, Northern Orion repaid US$2,000 of the Loan from working capital.

Northern Orion has completed an independent review and National Instrument 43-101 evaluation of Agua Rica. The Company has been advised by its Argentine counsel that the Agua Rica acquisition is reviewable under Argentine anti-trust laws but that the risk of an adverse ruling is remote.

(IN THOUSANDS OF DOLLARS UNLESS OTHERWISE STATED)

San Jorge Copper-Gold Project

The San Jorge deposit, 100% owned by Northern Orion, is located near Mendoza in Argentina. Northern Orion has evaluated, on a pre-feasibility basis, the potential for developing a solvent-extractive, electrowinning operation at San Jorge. Although the results were encouraging, management believes that the project economics would be more attractive with the definition of additional resources through further exploration drilling supplemented by a recovery in the copper price. Northern Orion is reviewing its options with respect to this property including dispositions or other forms of joint venture.

Mantua Copper Project

The Mantua project, 50% owned by the Company, is a high-grade copper deposit amenable to open pit mining and solvent extraction/electro-winning recovery of copper. The property is located in the Pinar del Rio Province, Cuba. Geominera S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% interest in the project.

In 1999, Northern Orion completed an internal pre-feasibility study to evaluate the use of a ferric leach, solvent-extraction process. Annual copper production of 18,000 tonnes of cathode at an estimated cash cost of US$0.45/lb copper is projected over an 11-year mine life. The current plan is to proceed with further metallurgical testing and integration of the results into a new bankable feasibility study.

In September 2002, Northern Orion entered into an agreement with Newport Exploration Ltd. ("Newport") whereby Newport can acquire an undivided 50% interest in the Mantua project. The acquisition is by way of an option agreement over 100% of the issued and outstanding common shares in Minera Mantua Inc. ("Mantua"), a wholly owned subsidiary of Northern Orion. The terms of the option agreement are as follows:

- Newport issued 400,000 common shares to Northern Orion as an option payment to enter into the agreement, which were received in December 2002 and have a deemed value of $104. Of these shares, 200,000 are subject to the Miramar Proceeds and Royalty Interest;
- Newport will assume and pay the carrying costs relating to the Mantua project up to a maximum of US$20 per month (at June 30, 2003, $246 is included in accounts receivable, and has not yet been received from Newport); and
- Newport will complete a program of sampling for metallurgical test work within twelve months from regulatory approval of the acquisition, in order to complete a bankable feasibility study, to a maximum cost of US$750.
- If Northern Orion identifies and secures a credit facility satisfactory to Newport in order to commence commercial production, Newport will issue 1,400,000 common shares to the Company. Newport will assume US$20,000 of the US$28,000 in subordinated debt owing to the Company by Geominera, S.A. Should Newport identify and secure financing, Newport will assume US$14 million of the subordinated debt, leaving Northern Orion with the remaining US$14,000 subordinated debt. Upon exercise of the option of the shares in

(IN THOUSANDS OF DOLLARS UNLESS OTHERWISE STATED)

Mantua, Newport agrees to assume the obligations under the Miramar Proceeds and Royalty Interest in respect of the Mantua project. Northern Orion has agreed to transfer 200,000 common shares of Newport to Miramar Mining Corp. ("Miramar"), at the deemed value of $52. The amount payable under the Miramar Proceeds and Royalty Interest will thereby be reduced by $52.

If Newport is unable to identify and secure financing, all costs of Mantua are the responsibility of Northern Orion. The status of the Mantua property is under review.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002

Overview

Until the acquisition of its interest in the Alumbrera mine, Northern Orion has been primarily engaged in the development of two mineral properties – Agua Rica in Argentina and Mantua in Cuba. The consolidation of 100% of the Agua Rica project gives the Company ownership and control of an advanced copper-gold deposit. With the completion of the acquisition of a 12.5% indirect interest in the Bajo de la Alumbrera mine in Argentina, Northern Orion plans to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame. It is management's belief that to achieve the Company's goals, the Company must look to growth by both acquisitions and advancing our existing projects. Northern Orion will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow.

Liquidity And Capital Resources

General

At June 30, 2003, Northern Orion had working capital of $8,330 (December 31, 2002 - $3,860) and cash and cash equivalents of $13,324 (December 31, 2002 - $4,103).

Total assets increased to $240,399 from $84,217 at December 31, 2002, primarily due to the June 24, 2003, acquisition of an indirect 12.5% interest in the Bajo de la Alumbrera mine in Argentina and the acquisition of the remaining 72% interest of the Agua Rica project previously held by BHP Billiton.

The acquisition of the Alumbrera Mine was financed through the issuance of 81,040,310 special warrants for gross proceeds of $105,352 and the issuance of two promissory notes, one in the amount of US$25,000 at an interest rate of LIBOR plus 2% and a second promissory note of US$3,600 at an interest rate of LIBOR plus 5%, which are due on May 30, 2005. Principal repayments are comprised of 75% of any distributions received from Alumbrera, relating to the 12.5% interest acquired.

On July 25, 2003, a final prospectus qualified the distribution of 81,040,310 common shares and 40,520,155 common share purchase warrants on conversion of the special warrants financing. Each whole warrant entitles the holder thereof to acquire one common share in the capital of the Company at a price of $2.00 per share until May 29, 2008.

On April 3, 2003, Northern Orion entered into an agreement with Wheaton River to participate in the US$180,000 acquisition of a 25% interest in the Alumbrera copper-gold mine in Argentina from Rio Algom Limited ("Rio Algom"), a wholly owned subsidiary of

(IN THOUSANDS OF DOLLARS UNLESS OTHERWISE STATED)

BHP Billiton. Northern Orion's share of the purchase price was US$90,000 and Rio Algom deferred payment of up to US$28,600 until May 30, 2005, with US$25,000 bearing interest at LIBOR plus 2% and US$3,600 bearing interest at LIBOR plus 5%. This acquisition moves the Company directly into the intermediate tier of copper and gold producers and should provide cash flow to the Company for several years. The closing of the transaction on June 24, 2003, allows the Company to continue its evaluation of the most appropriate development of the Agua Rica deposit, which is adjacent to Alumbrera.

During the six months ended June 30, 2003, a private placement of 3,495,000 units at $1.00 per unit and 505,000 units at $1.15 per unit for gross proceeds of $4,075 was completed. Proceeds of the private placement were used for working capital and for the acquisition of the remaining 72% interest in the Agua Rica project from BHP Billiton. Each unit in the private placement is comprised of one common share and one share purchase warrant exercisable to acquire one common share, exercisable at a price of $1.30 per share until March 18, 2005. Northern Orion extended the expiry date of 1,000,000 warrants with an exercise price of $2.00 per share, originally expiring on April 28, 2003, to December 31, 2003. In February 2003, Northern Orion entered into a binding agreement with BHP Billiton to consolidate ownership of 100% of the Agua Rica project. The transaction closed on May 8, 2003. The 72% interest held by BHP Billiton has been purchased by the Company for a total of US$12,600, with US$3,600 on initial payment and a final payment of US$9,000 due on or before June 30, 2005. Details of the Agua Rica purchase and the related Endeavour Mining credit facility are described above under Project Updates - Agua Rica.

All of the expenses related to the Company's Cuban operations are to be the responsibility of Newport Explorations Ltd. ("Newport"), pursuant to an option agreement signed in September 2002. Newport is to assume and pay the carrying costs relating to the Mantua project up to a maximum of US$20 per month. Currently the Company has $246 in accounts receivable from Newport relating to this transaction. The ability of Newport to pay the carrying costs is subject to financing. Northern Orion has been funding the costs of the Cuban operations and will be required to do so until Newport obtains financing for the Mantua project. If Newport is unable to obtain financing, the costs of the Mantua project will become the responsibility of the Company. Northern Orion will have to review the status of the Mantua project if the property is returned to the Company.

Due to the prospective nature of the mineral exploration business and the number of exploration properties held, Northern Orion was unable to generate sources of internal cash flow from operations in the past. For several years, Northern Orion has financed the acquisition, exploration and development of its properties through a combination of the issuance of common shares to the public, borrowings from Miramar, attracting other companies to joint venture, and through third party borrowings. The Alumbrera acquisition and the resulting cash flows should be sufficient to sustain future operations, exploration and development of the Agua Rica project but is subject to a number of outstanding conditions. Until receipt of the expected cash flow from the Alumbrera mine, Northern Orion will have sufficient working capital to maintain the Company including interest payment on the loans and notes outstanding. However, until cash flow is received from Alumbrera, the Company does not have the financial ability to advance any of its projects to the production stage.

(IN THOUSANDS OF DOLLARS UNLESS OTHERWISE STATED)

The due diligence costs to complete the Alumbrera acquisition, the Alumbrera and Agua Rica acquisitions, the financing fees repayment and interest payments on the Endeavour Mining loan and interest payments on the Rio Algom loans, office administration costs and the costs related to the maintenance of the Agua Rica and Mantua projects have reduced the Company's net proceeds from the special warrants financing of $96,000. Future cash flow is expected to be from funds received from the Alumbrera shareholder distributions and from the exercise of outstanding warrants and options, which are subject to the sinking fund terms of the Endeavour Mining loan agreement, or from other forms of financing.

Results of Operations

Three months ended June 30, 2003, compared to three months ended June 30, 2002

Northern Orion recorded a loss of $6,124 or $0.27 per share in the three months ended June 30, 2003 ("Quarter 2003"), compared to a loss of $418 or $0.03 per share in the three months ended June 30, 2002 ("Quarter 2002").

The Company has recorded equity in earnings of Alumbrera of $404 in the three months ended June 30, 2003. There is no comparative income for the three-month period in Quarter 2002. These earnings are the Company's equity earnings for the period from June 24, 2003, the date of acquisition of the Alumbrera Mine to June 30, 2003.

The increase in expenses between Quarter 2003 and Quarter 2002 is primarily due to the value of stock option compensation for directors and officers' stock options, which is included in professional and consulting fees. The fair value of stock compensation expense of $5,966 is included in Quarter 2003 with no comparative expense in Quarter 2002. Stock compensation of $391 has been capitalized to the Agua Rica property in geological expense in Quarter 2003. There is no comparable compensation in Quarter 2002.

The cash costs for professional and consulting increased from $253 in Quarter 2002 to $552 in Quarter 2003. Legal and accounting fees related to the special warrants financing and Alumbrera and Agua Rica acquisitions have been recorded as share issue costs or recorded as acquisition costs. Also included in professional and consulting costs are fees paid to external consultants as part of Northern Orion's review of potential mineral property acquisitions.

Office and administration fees increased from $147 in Quarter 2002 to $202 in Quarter 2003. Included in these fees are fees paid to management, legal, accounting and fees paid for management for the Argentinean subsidiaries. Severance and restructuring costs decreased from $22 in Quarter 2002 with no comparative expense in Quarter 2003, as the restructuring of the Company was completed in July 2002.

Interest and finance charges on the convertible debentures and long-term debt has been capitalized as part of the acquisition of Alumbrera and Agua Rica.

To date, Northern Orion has sold 259,000 of its holding of 300,000 common shares of International Barytex Resources Ltd. A gain of $19 was recorded in the six months ended June 30, 2003.

During the three months ended June 30, 2003, Northern Orion granted 150,000 stock options with an exercise price of $1.70; 130,000 stock options at a price of $1.35 and

(IN THOUSANDS OF DOLLARS UNLESS OTHERWISE STATED)

6,940,000 stock options at a price of $1.35, to directors, officers, consultants and investor relations' consultants, pursuant to the Company's stock option plan. The stock options expire on April 26, 2008, June 23, 2010, and June 16, 2010, respectively. The Company's stock option plan authorizes the issuance of up to 10,390,040 stock options of which 8,780,000 have been issued, and 1,610,040 remain available for reservation.

Six months ended June 30, 2003, compared to six months ended June 30, 2002

Northern Orion recorded a loss of $7,295 or $0.35 per share in the six months ended June 30, 2003 ("June 2003"), compared to a loss of $886 or $0.08 per share in the six months ended June 30, 2002 ("June 2002").

The Company has recorded equity in earnings of Alumbrera of $404 in the six months ended June 30, 2003. There is no comparative income for the six-month period in fiscal 2002. These earnings are the Company's equity earnings for the period from June 24, 2003, the date of acquisition of the Alumbrera Mine to June 30, 2003.

The increase in costs between June 2003 and June 2002 is primarily due to the value of stock option compensation for directors and officers' stock options, which is included in professional and consulting fees. The fair value of stock compensation expense of $6,736 is included in June 2003 with no comparative expense in June 2002. Stock compensation of $391 has been capitalized to the Agua Rica property in geological expense. There is no comparable compensation in June 2002.

The cash costs for professional and consulting increased from $426 in June 2002 to $767 in June 2003. Legal and accounting fees related to the special warrants financing and Alumbrera and Agua Rica acquisitions have been recorded as share issue costs or recorded as acquisition costs. Also included in professional and consulting costs are fees paid to external consultants as part of Northern Orion's review of potential mineral property acquisitions.

Office and administration fees increased from $254 in June 2002 to $443 in June 2003. Included in these fees are fees paid to management, legal, accounting and fees paid for management for the Argentinean subsidiaries. Severance and restructuring costs decreased from $176 in June 2002 with no comparative expense in June 2003, as the restructuring of the Company was completed in July 2002. During the six months ended June 30, 2003, 30,000 stock options were granted to an investor relations firm. The fair value using the Black-Scholes method of this compensation has been calculated at $20 and has been included in office, management and administration fees.

Interest and finance charges on the convertible debentures and long-term debt has been capitalized as part of the acquisition of Alumbrera and Agua Rica.

To date, Northern Orion has sold 259,000 of its holding of 300,000 common shares of International Barytex Resources Ltd. A gain of $46 was recorded in the six months ended June 30, 2003 with no comparative gain in fiscal 2002.

During the six months ended June 30, 2003, Northern Orion granted 890,000 stock options at a price of $1.30; 150,000 stock options with an exercise price of $1.70; 130,000 stock options at a price of $1.35 and 6,940,000 stock options at a price of $1.35, to directors, officers, consultants and investor relations' consultants, pursuant to the Company's stock option plan. The stock options expire on February 6, 2008, April 26, 2008, June 23, 2010, and June 16, 2010, respectively. The Company's stock option

(IN THOUSANDS OF DOLLARS UNLESS OTHERWISE STATED)

plan authorizes the issuance of up to 10,390,040 stock options of which 8,780,000 have been issued, and 1,610,040 remain available for reservation.

Subsequent to June 30, 2003, 120,000 share purchase warrants have been exercised at a price of $1.30 per share for proceeds of $156. 148,148 common shares with a nominal value of $1.35 for a total of $200 were issued to two officers and directors of the Company.

Risks Associated with the Mining Industry

Northern Orion is engaged in the exploration, development and operation of mineral deposits. These activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. In addition, government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations could have a profound impact on the economic viability of a mineral deposit.

Northern Orion is not able to determine the impact of potential changes in environmental laws and regulations on its financial position due to the uncertainty surrounding the form such changes may take. As mining regulators continue to update and clarify their requirements for closure plans and environmental protection laws and administrative policies are changed, additional reclamation obligations and further security for mine reclamation costs may be required. It is not expected that such changes will have a material effect on the operations of Northern Orion.

Risks Associated with Financial Markets

Cuba has fixed its currency to the US dollar and the majority of the transactions in Argentina are in US dollars. The currency in Argentina had previously been fixed to the US dollar but was recently devalued. It had previously been fixed to the US dollar. Removal of exchange controls could significantly affect the exchange rates in terms of the Canadian dollar. Weakness of the Canadian dollar in comparison to the US dollar may also affect the results of operations, as many of the expenditures in Argentina are in US dollars, as are the expenditures in Cuba. Increasing costs of labour, supplies and energy may affect planned operations in future years. The Company's long-term debt is denominated in US dollars, which may also affect the results of operations. The potential for increased input prices is taken into consideration when preparing plans for future exploration, development and mine construction.

Risks Associated with the Market for Metals and Minerals

The prices of metals and minerals are subject to relatively large changes over short time periods. These prices do have a direct impact on the commercial viability of production from mineral properties.

Risks Associated with Foreign Operations

Northern Orion's investments in foreign countries such as Argentina and Cuba carry certain risks associated with different political and economic environments. Northern

(IN THOUSANDS OF DOLLARS UNLESS OTHERWISE STATED)

Orion undertakes investments in various countries around the world only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

OUTLOOK

The acquisition of the 12.5% stake in the Alumbrera mine should provide the Company with cash flow over the next 8 years. The acquisition of 100% of the Agua Rica project gives the Company ownership and control over a large and advanced-stage copper-gold deposit that has potential synergies with Alumbrera.

Through the balance of 2003 and beyond, the Company will be building upon progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame. With the expected cash flow from Alumbrera it is our belief that to achieve our goals, we must look to growth both by advancing our existing projects and by further acquisitions. Northern Orion will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow.

August 29, 2003



David Cohen

President and Chief Executive Officer

NORTHERN ORION RESOURCES INC.
(formerly Northern Orion Explorations Ltd.)
CONSOLIDATED FINANCIAL STATEMENTS

Six months ended June 30, 2003 and 2002
(Unaudited – prepared by management)

NORTHERN ORION RESOURCES INC.
(formerly Northern Orion Explorations Ltd.)
Consolidated Balance Sheets
(Expressed in Thousands of Canadian Dollars)
(Unaudited – prepared by management)

	June 30, 2003	December 31, 2002
Assets		
Current assets		
Cash and cash equivalents	$ 13,324	$ 539
Marketable securities (Note 3)	64	142
Due from related parties (Note 11)	--	25
Taxes recoverable	205	89
Accounts receivable	296	141
Prepaid expenses	28	--
	13,917	936
Plant and equipment (Note 4(a))	2,192	2,187
Mineral property interests (Note 4(b)) (see schedule)	99,357	81,094
Equity investment in Minera Alumbrera Ltd. (Note 5)	124,933	--
	$ 240,399	$ 84,217
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 4,360	$ 428
Due to related parties (Note 11)	104	--
Convertible loan payable (Note 6)	1,123	--
	5,587	428
Long-term debt (Note 7)	50,345	--
Provision for reclamation obligations	40	40
Future income taxes	24,485	24,485
	80,457	24,953
Shareholders' equity		
Share capital (Note 9)	162,417	158,635
Special warrants (Note 9(c))	96,016	--
Equity portion of convertible debt (Note 6)	1,048	--
Contributed surplus (Note 9(d))	7,242	115
Deficit	(106,781)	(99,486)
	159,942	59,264
	$ 240,399	$ 84,217

Continuing operations (Note 1)
Subsequent events (Note 12)

See accompanying notes to consolidated financial statements.

Approved by the Directors

"David W. Cohen"
David W. Cohen
Director

"Stephen J. Wilkinson"
Stephen J. Wilkinson
Director

NORTHERN ORION RESOURCES INC.
(formerly Northern Orion Explorations Ltd.)
Consolidated Statements of Operations and Deficit
(Expressed in Thousands of Canadian Dollars, except per share amounts)
(Unaudited – prepared by management)

	Three months ended June 30,		Six months ended June 30,	
	2003	**2002**	**2003**	**2002**
Equity in earnings of Minera Alumbrera Ltd.	404	--	404	--
Expenses				
Foreign exchange loss (gain)	(163)	(34)	(183)	(32)
Office and administration (Note 11)	202	150	443	257
Professional and consulting (Note 11(b))	6,518	253	7,503	426
Property costs	--	25	--	60
Severance, financing and restructuring costs	--	22	--	176
	6,153	416	7,359	887
Gain on sale of shares	(19)	--	(46)	--
Interest (income) expense	(10)	2	(18)	(1)
Loss for the period	(6,124)	(418)	(7,295)	(886)
Deficit, beginning of period, as previously reported	(100,657)	(97,962)	(99,486)	(97,494)
Deficit, end of period	$ (106,781)	$ (98,380)	$ (106,781)	$ (98,380)
Loss per share, basic and diluted	$ (0.27)	$ (0.03)	$ (0.35)	$ (0.08)
Weighted average number of common shares outstanding	22,860,092	12,220,356	20,893,241	11,627,089

See accompanying notes to consolidated financial statements.

NORTHERN ORION RESOURCES INC.
(formerly Northern Orion Explorations Ltd.)
Consolidated Statements of Cash Flows
(Expressed in Thousands of Canadian Dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,	
	2003	**2002**	**2003**	**2002**
Cash provided by (used for):				
Operations:				
Loss for the period	$ (6,124)	$ (418)	$ (7,295)	$ (886)
Items not involving cash				
Gain on sale of shares	(19)	--	(46)	--
Equity in earnings of Minera Alumbrera Ltd.	(404)	--	(404)	--
Stock-based compensation	5,966	24	6,736	24
	(581)	(394)	(1,009)	(862)
Changes in non-cash operating working capital				
Accounts receivable	(99)	(30)	(155)	(59)
Taxes recoverable	(99)	(24)	(116)	(9)
Due to/from related parties	65	(51)	129	(50)
Prepaid expenses	49	(3)	(28)	--
Accounts payable and accrued liabilities	3,690	172	3,932	297
	3,025	(330)	2,753	(683)
Investments:				
Equity investment in Minera Alumbrera Ltd.	(85,605)	--	(85,605)	--
Acquisition of Agua Rica interest	(4,924)	--	(4,924)	--
Mineral property interests costs incurred	(457)	(208)	(479)	(122)
Proceeds on sale of marketable securities	48	--	124	--
Plant and equipment	(5)	3	(5)	3
	(90,943)	(205)	(90,889)	(119)
Financing:				
Convertible debenture	1,123	--	1,123	--
Special warrants financing, net of issue costs	96,016	--	96,016	--
Common shares issued for cash, net of issue costs	--	--	3,782	500
	97,139	--	100,921	500
Increase (decrease) in cash and cash equivalents during the period	9,221	(535)	12,785	(302)
Cash and cash equivalents, beginning of period	4,103	620	539	387
Cash and cash equivalents, end of period	$ 13,324	$ 85	$ 13,324	$ 85

See Note 10 for supplementary cash flow information

See accompanying notes to consolidated financial statements.

NORTHERN ORION RESOURCES INC.
(formerly Northern Orion Explorations Ltd.)
Notes to the Consolidated Financial Statements

Six months ended June 30, 2003 and 2002
(Unaudited – prepared by management)
(Expressed in Thousands of Canadian Dollars, except per share amounts)

1. Description of business and nature of operations:

Northern Orion Resources Inc. ("the Company") is incorporated under the Company Act (British Columbia) and has interests in mineral properties in Argentina and Cuba. The Company is engaged in mining and related activities including the exploration and development of mineral property interests in Cuba and Argentina.

On June 24, 2003, the Company acquired a 12.5% interest in the Bajo de la Alumbrera Mine in Argentina (Note 5).

These financial statements are prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis, which would differ significantly from the going concern basis. The Company has incurred significant losses to date and has been reliant on external sources of funds from issuance of equity and debt. The Company has acquired a 12.5% interest in the Bajo de la Alumbrera Mine, an operating mine located in Argentina.

The recoverability of amounts capitalized for mineral property interests in the consolidated balance sheets is dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of the properties, the receipt of necessary permitting and upon future profitable production. Further, to improve mineral properties' viability requires increases in relevant mineral prices from current levels. The period over which mineral prices will remain at or below current levels is uncertain.

2. Significant accounting policies:

(a) Basis of consolidation:

The unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as in the audited consolidated financial statements of the Company for the year ended December 31, 2002, except as noted below. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principle for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statement and the notes below. These financial statements include the accounts of the Company and its subsidiaries. Principal subsidiaries and investments at June 30, 2003, include Minera Agua Rica LLC, which holds the Agua Rica property in Argentina; Minera Mantua Inc., which holds the Mantua property in Cuba and a 12.5% equity interest in Minera Alumbrera Ltd. ("Alumbrera"), which holds the Bajo de la Alumbrera Mine in Argentina.

(b) Equity and other investments:

The Company's investment in Bajo de la Alumbrera has been accounted for using the equity method whereby the investment has been initially recorded at cost and the carrying value adjusted thereafter to include the Company's share of earnings since the acquisition date. All material intercompany balances and transactions have been eliminated.

(Expressed in Thousands of Canadian Dollars, except per share amounts)

3. Marketable securities:

At June 30, 2003, the Company holds 41,000 (December 31, 2002 - 300,000) common shares of International Barytex Resources Ltd. ("Barytex"), recorded at $12 (December 31, 2002 - $41) and 200,000 common shares of Newport Exploration Ltd. ("Newport") recorded at $52. At June 30, 2003, the quoted market value of the shares of Barytex was $32. During the six months ended June 30, 2003, the Company has sold 95,500 of its Barytex common shares for proceeds of $124. The shares of Newport were received pursuant to an option agreement on the Mantua property (note 5(b)(iii)). At June 30, 2003, the shares have a quoted market value of $56 (December 31, 2002 - $64).

4. Plant and equipment and mineral property interests:

(a) Plant and equipment:

	Cost	June 30, 2003 Accumulated Depreciation	Net Book Value
Mine plant and equipment, including capitalized interest	$ 9,945	$ 7,760	$ 2,185
Office and other equipment	114	107	7
	$10,059	$ 7,867	$ 2,192

	Cost	December 31, 2002 Accumulated Depreciation	Net Book Value
Mine plant and equipment, including capitalized interest	$ 9,945	$ 7,760	$ 2,185
Office and other equipment	121	119	2
	$10,066	$ 7,879	$ 2,187

Mine plant and equipment was placed on care and maintenance in March 2000 with the completion of the gold phase at Mantua. Depreciation of the plant and equipment has been discontinued pending commencement of the copper phase at Mantua.

(b) Mineral property interests:

(i) Agua Rica, Argentina

The Agua Rica project is located in Catamarca Province, Argentina. The property is composed of mining claims and exploration licences. Work is focused upon a major porphyry copper-gold-silver-molybdenum deposit that was being explored by a joint venture between the Company (30%) and BHP Minerals International Exploration Inc. ("BHP") (70%). In June 2001, the Company elected to reduce its interest in the Agua Rica project for all unpaid costs to that point on a continuing basis until funds were available to the Company to make further payments on the project. The dilution on the project to December 31, 2002, reduced the Company's interest in the project to a 28% interest (2001 – 29.12%). No interest was capitalized during fiscal 2002 on funds borrowed for exploration and development activities.

(Expressed in Thousands of Canadian Dollars, except per share amounts)

4. Plant and equipment and mineral property interests (continued):

(b) Mineral property interests:

(i) Agua Rica, Argentina

On April 23, 2003, the Company entered into a definitive agreement with BHP to purchase BHP's approximate 72% interest in the Agua Rica project for consideration of US$12,600 of which BHP has agreed to defer US$9,000 (the "Deferred Payment") without interest until June 30, 2005, with the balance paid on May 8, 2003. The Deferred Payment is secured by a first charge on the approximately 72% interest acquired, a second charge on the approximately 28% interest already held by the Company and a mortgage of certain of the core claims comprising the Agua Rica project.

(ii) San Jorge, Argentina

The San Jorge project is located northwest of Mendoza in Argentina. The property consists of mining concessions and staked claims. The Company maintains an interest in the claims, but has previously written off all associated costs.

(iii) Mantua, Cuba

The Company operated a gold processing facility at Mantua, Cuba from April 1998 to September 1999 at which time operations ceased. The Mantua project, 50% owned by the Company, is a copper deposit and is amenable to open pit mining and solvent extraction/electro winning recovery of copper. The property is located in the Pinar del Rio Province, Cuba. Geominera, S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% interest in the Mantua project. At June 30, 2003, subordinated debt of US$28,000 is owing to the Company by Geominera for expenditures previously paid for by the Company on Geominera's behalf. The net value assigned to this debt is included in mineral property interests.

During the year ended December 31, 2002, the Company entered into an option agreement (the "Option Agreement") with Newport Exploration Ltd. ("Newport") whereby Newport can acquire an undivided 50% interest in the project. The acquisition will be by way of an option agreement over 100% of the issued and outstanding common shares in Minera Mantua Inc. ("Mantua"), a wholly owned subsidiary of the Company. Newport issued 400,000 common shares to enter into the Option Agreement, 200,000 of which are subject to the net proceeds and royalty agreement with Miramar (note 8). Newport will assume and pay carrying costs relating to the Company's operating costs in Cuba up to a maximum of US$20 per month and will complete a program, to a maximum of US$750, of sampling suitable for metallurgical test work within 12 months from approval of the acquisition in order to complete a bankable feasibility study.

The Company and Newport agreed on the following terms with respect to the financing that will be required to place the Mantua project into commercial production:

(A) Should the Company identify, negotiate and secure a credit facility satisfactory to Newport in order to commence commercial production, Newport will issue 1,400,000 common shares to the Company in consideration. In this case, Newport will assume US$20,000 of the US$28,000 subordinated debt owing to the Company by Geominera, leaving the Company with US$8,000 of the subordinated debt;

4. Plant and equipment and mineral property interests (continued):

(b) Mineral property interests (continued):

(iii) Mantua, Cuba

(B) Should Newport identify, negotiate and secure project financing for commercial production on its own account, Newport would only assume US$14,000 of the subordinated debt owing to the Company by Geominera, leaving the Company with the remaining US$14,000 subordinated debt; and

(C) All costs incurred by the Company and/or Newport in negotiating and settling such financing as described above will be a charge to Mantua.

Upon fully exercising the option over the shares in Mantua, Newport agrees to assume the obligations of the Proceeds Interest (note 8) with respect to the Mantua project.

5. Equity investment in Minera Alumbrera Ltd.

The acquisition of the 12.5% interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. ("Alumbrera"), has been accounted for using the equity method and earnings of Alumbrera have been included in the earnings of the Company since June 24, 2003. On April 3, 2003, the Company entered into an agreement with Rio Algom Ltd. ("Rio Algom"), a subsidiary of BHP Billiton Ltd., ("BHP") and Wheaton River Minerals Ltd. ("WRM") to acquire BHP's 25% interest in Alumbrera for a total price of US$180,000. The Company paid US$90,000 for its 12.5% indirect interest in Alumbrera, of which or US$28,600 has been deferred by the vendor until May 30, 2005. US$25,000 of this loan bears interest at the rate of 3 month LIBOR plus 2% and any amounts due in excess of US$25,000 bear interest at the rate of 3 month LIBOR plus 5%. In case of default, the rate will be 3 month LIBOR plus 10%. The total purchase price was US$90,000, or $122,522 plus acquisition costs of $3,914. The excess of the carrying value over the purchase price of the net assets of $7,000 will be attributed to mineral properties.

Long-term project debt held by Alumbrera was incurred to finance the construction and operation of the Alumbrera Mine. The debt is formalized by a Common Security Agreement between Alumbrera, the owners of Alumbrera and a consortium of commercial banks that was originally signed on February 26, 1997. The remaining balance outstanding at June 30, 2003, is $77,342, of which $26,400 is current. There are certain pledges and mortgages associated with this agreement that apply to Alumbrera's assets. The project debt is non-recourse to the Company.

The acquisition of Alumbrera will be initially recorded at cost and the carrying value adjusted thereafter to include the Company's share of earnings. The allocation of the purchase price in thousands of Canadian dollars is summarized below:

(Expressed in Thousands of Canadian Dollars, except per share amounts)

5. Equity investment in Minera Alumbrera Ltd. (continued):

Purchase price	
Cash	$ 81,662
Loans from vendor	40,860
Acquisition costs	3,914
	126,436
Net assets acquired	
Cash	9,574
Appropriated cash	3,975
Non-cash working capital	6,295
Property, plant and equipment	119,042
Other	26,540
Provision for reclamation and closure	(1,828)
Future income tax liabilities	(14,886)
Non-current portion of long-term debt	(22,276)
	126,436
Equity investment in Minera Alumbrera	
Purchase price	126,436
Equity in earnings	404
Cash distribution received	(1,907)
	$124,933

6. Convertible loan payable:

On February 17, 2003, the Company entered into a commitment letter and subsequently entered into a credit agreement dated for reference April 22, 2003, in connection with the acquisition of the BHP Billiton interest in the Agua Rica project (Note 4), with Endeavour Mining Capital Corp. ("Endeavour Mining") whereby Endeavour Mining agreed to provide a convertible loan (the "Loan") of US$3,000 to fund a portion of the initial payment required to be made to BHP Billiton. The Loan was for a term of six months and bears interest at 10% per annum. The Company has provided a loan guarantee to Endeavour Mining as well as a pledge of its 28% holdings in the Agua Rica project. Pursuant to the commitment letter, the Company issued to Endeavour Mining 300,000 warrants of the Company exercisable at a price of $1.50 to acquire one common share for two years from the date of issue. The Loan may be converted at the option of Endeavour Mining prior to November 8, 2003, into common shares of the Company at a conversion price of $2.00 or if the amount outstanding is not paid by such date, at a price of $1.75 to May 8, 2004. The maturity date of the loan is November 8, 2003, which can be extended to May 8, 2004, for an extension fee of US$150, payable in cash or common shares of the Company. If the extension fee is paid in common shares that are subject to a hold period, the amount of the extension fee is US$225. Pursuant to the credit agreement, the Company is required to establish a sinking fund whereby certain proceeds of future equity financings or asset dispositions are required to be deposited. Endeavour Mining, at its election, may draw on such sinking fund to reduce any amounts outstanding under the credit agreement. Endeavour Mining received commitment and drawdown fees totalling US$150 for entering into these arrangements. US$2,000 was repaid on June 24, 2003.

(Expressed in Thousands of Canadian Dollars, except per share amounts)

7. Long-term debt

	June 30, 2003	June 30, 2002
Agua Rica		
Payable to BHP Billiton (a)	$11,421	$ --
Alumbrera		
Payable to Rio Algom Limited at LIBOR plus 2% (b)	34,024	--
Payable to Rio Algom Limited at LIBOR plus 5% (b)	4,900	--
	50,345	--
Less: current portion	--	--
	$50,345	$ --

(a) Agua Rica

On April 23, 2003, the Company entered into a definitive agreement with BHP to purchase BHP's approximate 72% interest in the Agua Rica project for consideration of US$12,600 of which BHP has agreed to defer US$9,000 (the "Deferred Payment") (Cdn$11,421) without interest until June 30, 2005, with the balance payable on closing, which was May 8, 2003. Imputed interest of $841 will be amortized over the term of the loan. The Deferred Payment is secured by a first charge on the approximately 72% interest acquired, a second charge on the approximately 28% interest already held by the Company and a mortgage of certain of the core claims comprising the Agua Rica project.

(b) Bajo de la Alumbrera

On June 24, 2003, the Company completed its acquisition of a 12.5% indirect interest in Alumbrera (Note 5). Rio Algom has deferred payment of US$28,600 (Cdn$38,900) of the purchase price until May 30, 2005. The first US$25,000 (Cdn$34,000) deferred payment bears interest of LIBOR plus 2%. The balance of the deferred amount of US$3,600 (Cdn$4,900) bears interest of LIBOR plus 5%.

8. Royalty and net proceeds interest payable:

In December 1999, the Company reached an agreement to restructure and partially settle amounts owing to Miramar Mining Corporation ("Miramar"). Under the agreement, the Company also issued a royalty and net proceeds interest ("Proceeds Interest") entitling Miramar to receive (a) the economic equivalent of a 2.5% net smelter returns royalty on all production from Company's mining properties, (b) 100% of the net proceeds of disposition of any interest in the Agua Rica project until the indebtedness under the Debentures (note 7(d)) were paid and (c) 50% of the net proceeds of disposition of any interest in the Mantua Project and the San Jorge Project were also payable to Miramar with a maximum amount payable of $17,987. In 2001, the Proceeds Interest was reduced to a maximum amount payable of $15,000, and (b) and (c) were limited to 50% of the net proceeds of a disposition of any interest in the Agua Rica project and the Mantua project. The Proceeds Interest balance payable is $14,948.

9. Share capital:

Authorized:

700,000,000 common shares without par value

100,000,000 first preference shares without par value

100,000,000 second preference shares without par value

(Expressed in Thousands of Canadian Dollars, except per share amounts)

9. **Share capital (continued):**

(a) Issued and fully paid:

	Number of Shares	Amount
Balance, December 31, 2001	113,870,222	149,274
Shares issued for cash:		
Private placement, less share issue costs	8,333,333	470
Private placement, less share issue costs	20,000,000	1,946
Shares issued for other:		
Costs on issue of common shares	300,000	30
Conversion of promissory notes	46,097,367	6,915
Balance, December 31, 2002	188,600,922	158,635
Shares issued for cash		
Private placement, less share issue costs	40,000,000	3,782
Balance, June 16, 2003	228,600,922	162,417
Consolidation, 1 new share for 10 old shares	(205,740,830)	--
Balance, June 30, 2003	22,860,092	$162,417

(b) Share consolidation and name change:

On June 16, 2003, the name of the Company was changed to Northern Orion Resources Inc. The Company's shares were consolidated on a reverse ten old for one new share basis, leaving approximately 22,860,092 post-consolidated shares issued and outstanding. The Company's share capital was increased to 700,000,000 common shares subsequent to the reverse consolidation.

(c) Special warrants:

	Number of Special Warrants	Amount
Balance, December 31, 2002	--	$ --
Special warrants issued, less share issue costs	810,403,101	96,016
Consolidation, 1 new special warrant for 10 old special warrants	(729,362,791)	--
Balance, June 30, 2003	81,040,310	$ 96,016

On June 20, 2003, the Company completed a private placement for the sale of 81,040,310 special warrants at $1.30 per unit. Each unit, priced at $1.30, consists of one common share and one half-warrant, each full warrant entitling the holder to purchase one additional share of the Company at a price of $2.00 per share until May 29, 2008. Subsequent to June 30, 2003, the Company received a final receipt for a prospectus dated July 25, 2003, qualifying the distribution of 81,040,310 common shares and 40,520,155 common share purchase warrants issuable upon the exercise of the 81,040,310 special warrants.

On August 7, 2003, 40,520,155 share purchase warrants commenced trading on the Toronto Stock Exchange under the symbol NNO.WT. Each whole warrant will be exercisable to purchase one common share at a price of $2.00 until May 29, 2008.

NORTHERN ORION RESOURCES INC.
(formerly Northern Orion Explorations Ltd.)
Notes to the Consolidated Financial Statements
Six months ended June 30, 2003 and 2002
(Unaudited – prepared by management)
(Expressed in Thousands of Canadian Dollars, except per share amounts)

9. Share capital (continued):

(d) Stock options (continued):

The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 8,780,000 common shares. The directors of the Company set the option price at the time the option is granted, provided that such price is not less than the closing market price of the common shares on the last trading day before the date of grant. Options have a maximum term of ten years and usually terminate 30 days following the date of termination of employment. The stock option plan includes share appreciation rights providing for an optionee to elect to terminate options and to receive an amount in common shares equal to the difference between the fair market value at the time of termination and the exercise price for those options terminated. The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The plan currently allows for the issue of up to 10,390,040 stock options.

Under the fair value method, non-employee stock-based payments are based upon the fair value of the instruments as the services are provided and the securities are earned. Non-employee stock-based compensation expense recognized for the six months ended June 30, 2003 was $312, and for the year ended December 31, 2002, was $32. Employee stock-based compensation for the six months ended June 30, 2003, was $6,815 and is included in professional and consulting expenses. The compensation expense for the six months ended June 30, 2003, of $6,815 (year ended December 31, 2002 - $32, December 31, 2001, - $83) are recorded as contributed surplus of $7,242.

A summary of the changes in stock options for the periods ended June 30, 2003, December 31, 2002 and 2001, is presented below.

	Shares	Weighted Average Exercise Price
Balance, December 31, 2000	6,095,000	$0.35
Granted	7,700,000	$0.15
Cancelled, forfeited and expired	(6,245,000)	$0.33
Balance, December 31, 2001	7,550,000	$0.15
Cancelled, forfeited and expired	(850,000)	$0.15
Balance, December 31, 2002	6,700,000	$0.15
Granted	10,400,000	$0.14
	17,100,000	$0.14
Consolidation, 1 new share for 10 old shares	(15,390,000)	$1.40
	1,710,000	$1.41
Granted	7,070,000	$1.35
Balance, June 30, 2003	8,780,000	$1.36
Available for exercise, June 30, 2003	8,635,000	$1.36

NORTHERN ORION RESOURCES INC.
(formerly Northern Orion Explorations Ltd.)
Notes to the Consolidated Financial Statements
Six months ended June 30, 2003 and 2002
(Unaudited – prepared by management)
(Expressed in Thousands of Canadian Dollars, except per share amounts)

9. Share capital (continued):

(d) Stock options (continued):

The following table summarizes information about the stock options outstanding at June 30, 2003:

Range of Exercise Price	Number Outstanding and Exercisable at June 30, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$1.50	585,000	3.08 years	$1.50
$1.30	890,000	4.59 years	$1.30
$1.70	150,000	4.84 years	$1.70
$1.35	7,070,000	7.00 years	$1.35

(e) Warrants:

As at June 30, 2003, the following share purchase warrants issued in connection with financings made by private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,000,000	$2.00	December 31, 2003
50,000	$0.75	March 28, 2004
30,000	$1.10	July 23, 2004
2,000,000	$1.30	August 2, 2004
4,000,000	$1.30	March 18, 2005
100,000	$1.50	April 23, 2005
200,000	$1.50	May 8, 2005
7,380,000		

10. Supplementary cash flow information:

	Three months ended June 30,		Six months ended June 30,	
	2003	**2002**	**2003**	**2002**
Non-cash transactions				
Interest capitalization to mineral property interests	$ –	$ 252	$ –	$ 153
Stock compensation included in mineral property interests	391	–	391	–
Equity portion of convertible debt included in Agua Rica acquisition	1,048	–	1,048	–
Long-term debt included in Agua Rica acquisition	11,421	–	11,421	–
Long-term debt included in equity investment in Minera Alumbrera Ltd.	38,924	–	38,924	–

NORTHERN ORION RESOURCES INC.
(formerly Northern Orion Explorations Ltd.)
Notes to the Consolidated Financial Statements

Six months ended June 30, 2003 and 2002
(Unaudited – prepared by management)
(Expressed in Thousands of Canadian Dollars, except per share amounts)

11. Related party transactions and balances:

Services rendered:	Six months ended, June 30, 2003	June 30, 2002
Consulting fees and expenses	$ --	$ 83
Consulting fees and expenses (a)	201	120
Consulting fees and expenses (b)	226	3
Legal fees	221	39
Directors' fees (e)	8	--
Administration fees (c)	111	97

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

(a) The Company paid consulting fees and expenses to a private company controlled by an officer and director of the Company. At June 30, 2003, $9 (March 31, 2003, $7;December 31, 2002 – $6) was payable to this company.

(b) The Company paid consulting fees and expenses to a private company controlled by an officer and director of the Company. At June 30, 2003. $24 was payable (March 31, 2003, $18 was payable; December 31, 2002, – $3 was receivable) to this company.

(c) The Company paid administrative expenses to a private company with a director and an officer in common with the Company. This private company provides office services and other administrative services on a full cost recovery basis. At June 30, 2003, $23 was payable (March 31, 2003, $16 was receivable; December 31, 2002 - $37 was receivable) from this company.

(d) The Company paid legal fees to a law firm of which two officers are partners. At June 30, 2003, $40;(March 31, 2003, $30; December 31, 2002 - $6; 2001 - $30) was payable to this firm.

(e) At June 30, 2003, there were directors' fees and expenses of $8 payable (2002 - $nil).

(f) During the six months ended June 30, 2003, a director and officer of the Company was appointed a director of Newport (note 4(b)(iii)).

All related party transactions were recorded at the exchange amounts which are measured at fair value. The balances payable noted above are payable on demand without interest.

12. Subsequent events:

Subsequent to June 30, 2003:

(a) 148,148 common shares at a value of $1.35 per common share were issued to two officers and directors of the Company as compensation for services rendered,

(b) 120,000 common share purchase warrants were exercised at a price of $1.30 per common share.

NORTHERN ORION RESOURCES INC.
(formerly Northern Orion Explorations Ltd.)
Schedule of Mineral Property Interests
(Expressed in Thousands of Canadian Dollars)
(Unaudited – prepared by management)

		June 30, 2003		December 31, 2002
Minera Mantua Project (Cuba)				
Balance, beginning of period	$	24,790	$	24,720
Incurred during the period				
Site maintenance		2		70
Balance, end of period		24,792		24,790
Agua Rica Project (Argentina)				
Balance, beginning of period		74,291		74,505
Incurred during the period (recovered)				
Acquisition costs		17,393		--
Geological		404		--
Property taxes		71		--
Legal and title work		33		--
Site activities		211		--
Finance costs		149		(214)
Balance, end of period		92,552		74,291
		117,344		99,081
Net Proceeds Interest		(17,987)		(17,987)
Mineral Property Interests	$	99,357	$	$81,094



NORTHERN ORION
RESOURCES INC.
Suite 1400, 570 Granville Street, Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

August 29, 2003

To: All Canadian Commissions and Agencies

Dear Sirs:

Re: Quarterly Report for the Period Ended June 30, 2003

Today, Northern Orion Resources Inc. (the "Company") mailed the following material to shareholders appearing on the Company's supplemental mailing list:

1. Consolidated Financial Statements for the period ended June 30, 2003; and
2. Second Quarter Report with Management Discussion and Analysis of Financial Condition and Results of Operations for the periods ended March 31, 2003 and June 30, 2003.

Sincerely,

"RODRIGO A. ROMO"

Rodrigo A. Romo
Legal Assistant
for **NORTHERN ORION RESOURCES INC.**

cc: United States Securities and Exchange Commission – 12g3-2(b) #82-3153